LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

February 8, 2022

VIA EDGAR TRANSMISSION

Mr. Ryan Sutcliffe
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Listed Funds Trust (the “Trust”)
File No. 333-261819
Form N-14 for the Preferred-Plus ETF and Dividend Performers ETF
Dear Mr. Sutcliffe,
This correspondence responds to additional comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Trust’s Combined Proxy/Registration Statement filed on Form N-14 on December 21, 2021 (the “Form N-14 Filing”) with respect to the reorganization (the “Reorganization”) of the Preferred-Plus and Dividend Performers (each, a “Target Fund,” and together, the “Target Funds”), each a series of Collaborative Investment Series Trust, into the Preferred-Plus ETF and Dividend Performers ETF (each, an “Acquiring Fund,” and together, the “Acquiring Funds”), each a series of the Trust.
For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses. Terms not otherwise defined herein have the same meaning as in the Form N-14 Filing.
General
Comment 1.The Staff notes that the fees disclosed in the Form N-14 filing for the Acquiring Funds do not match the fees disclosed in the 485(a) SEC Correspondence with respect to the registration of the Acquiring Funds.
Response: The Trust will revise the fees in an amendment to the Form N-14 Filing to be filed February 8, 2022.
Comment 2.Please file as an exhibit a legal opinion/consent that includes Trust counsel’s consent to, as applicable: 1) prospectus discussion of the opinion, 2) reproduction of the opinion as an exhibit, and 3) naming of counsel in the registration statement.
Response: The Trust confirms that Trust counsel’s legal opinions and consent include the requested consent items and are included as exhibits to the Form N-14 Filing filed on December 21, 2021 and amendment to the Form N-14 Filing filed on February 4, 2022.
Comment 3. The Staff notes that the Consent of Independent Registered Public Accounting Firm included an incorrect date.
Response: The Trust will include a revised Consent of Independent Registered Public Accounting Firm with the correct date when it files an amendment to the Form N-14 Filing on February 8, 2022.

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If you have any questions regarding the above responses, please do not hesitate to contact the undersigned at 414-550-7433 or at kent.barnes@usbank.com.

Sincerely,

/s/ Kent Barnes
Kent Barnes
Secretary
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